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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

February 3, 2020

Re:                             Afya Limited

Confidential Submission of the Draft Registration Statement on Form F-1

Submitted January 22, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Katherine Bagley

Dear Mrs. Bagley:

On behalf of our client, Afya Limited (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, we confidentially submitted on January 22, 2020 a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed public offering of the Company’s Class A common shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

In a letter dated January 28, 2020, you advised that the Commission does not intend to review the Draft Registration Statement, and you requested that we publicly file the registration statement no later than 48 hours prior to the requested effective time and date.

Accordingly, the Company hereby confirms that it will publicly file the registration statement and request effectiveness on a date and at a time that is at least 48 hours from such public filing.

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Konstantinos Papadopoulos at 212-450-6189 or konstantinos.papadopoulos@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:                     Virgilio Deloy Capobianco Gibbon, Chief Executive Officer, Afya Limited

Luciano Toledo de Campos, Chief Financial Officer, Afya Limited

Tomas Menezes, Ernst & Young Auditores Independentes S.S.